April 12, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian

MorganYoungwood

Re:	Fang Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response Date February 28, 2017

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, we submit this letter in response to certain verbal comments from Mr. Morgan Youngwood of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to Mr. Ke (Ronnie) Li of Wilson Sonsini Goodrich & Rosati, Professional Corporation, on March 27, 2017, relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2015 filed on May 17, 2016.

The Company submits the following responses to the Staff’s verbal comments (which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-27

1.	We note your response to prior comment 1. It is still unclear why there is no minimal selling price and what portion of the sales price is taken up by the real estate developer. Please provide an actual example to aid your explanation.

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Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 12, 2017

RESPONSE: The Company advises the Staff that the relevant marketing service arrangements between the Company and a real estate developer have the following key relevant terms:

•	The Company is obligated to provide specified marketing services to the developer over the marketing service period for a stated marketing service fee.

•	The Company may elect to collect the stated marketing service fee in the form of (i) a designated real estate property, if transferred to the Company or sold to a third-party buyer designated by the Company prior to a pre-determined date (the “Pre-determined Date,” which typically falls on the end of the marketing service period), or (ii) cash, if the Company elects not to take the designated property as settlement consideration by the Pre-determined Date. The fair value of the property is generally commensurate with the stated marketing service fee as of the date of the marketing service agreement.

•	If the Company elects the settlement by the sale of the designated property to a third-party buyer, the Company is entitled to retain the entire sales proceeds. In this scenario, the Company has the sole discretion in setting the sales price of the designated property to the third-party buyer, but the Company is unlikely to permit such property to be sold at a price lower than the stated marketing service fee, which serves as a de-facto minimal selling price, because the Company would otherwise accept the cash payment of the stated marketing service fee.

•	Prior to the Pre-Determined Date, the developer is obligated not to sell, encumber or otherwise dispose of the designated property without the consent of the Company.

The substance of such marketing service arrangements is equivalent to the provision of marketing services for cash, with a payment guarantee by the real estate developer of an underlying property. Should the fair value of such property decline below the stated market service fee prior to the Pre-determined Date, the Company would let the Pre-determined Date elapse and have the developer settle the stated marketing service fee in cash. If the Company agrees to sell the designated property prior to the Pre-determined Date to a third-party buyer at a price above the stated marketing service fee, the entire sales proceeds shall be retained by the Company and the excess over the stated marketing service fee is accounted for as contingent revenues if and when the sale is consummated and all other revenue recognition criteria are met.

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 12, 2017

The Company advises the Staff that, for the year ended December 31, 2015, the Company did not elect to collect the marketing service fees under these arrangements through a transfer or sale of the designated property, and the Company collected all the marketing service fees via cash payment of the stated marketing service fee.

The Company also provides to the Staff the following two hypothetical examples to aid the understanding of the abovementioned marketing service arrangements:

Example A:

The Company initially entered into a marketing service agreement with a real estate developer whereby the Company would provide specified marketing services during the period from January 1, 2015 to December 31, 2015 for a stated marketing service fee of RMB500,000. This agreement also provided a description of the designated real estate property (i.e., a residential unit within the residential community developed by the developer) which may be used to settle the stated marketing service fee by a Pre-determined Date of December 31, 2015.

As the Company was unable to identify a third-party buyer who would agree to pay a price greater than RMB500,000 by December 31, 2015, the Company elected to take the cash settlement option, and the developer made a subsequent cash payment of RMB500,000 for the stated marketing service fee. The Company recognized RMB500,000 revenue over the marketing service period in accordance with its marketing service revenue recognition policy as disclosed in its annual report on Form 20-F.

Example B:

We assume the same facts as in Example A. This time the Company successfully identified a third-party buyer who purchased the designated property for RMB600,000 on November 30, 2015, prior to the Pre-determined Date of December 31, 2015. The Company retained the entire sales proceeds (which was also equivalent to the scenario where the Company had decided to take ownership of the designated property itself in settlement of the stated marketing service fee). The Company recognized RMB500,000 revenue over the marketing service period as per Example A. The RMB100,000 in excess of the stated marketing service fee was accounted for as of December 1, 2015 (the date immediately following the sale of the designated property) when the contingency was resolved, and the Company recognized an additional RMB100,000 revenue over the remaining marketing service period (from December 1, 2015 to December 31, 2015) in accordance with its marketing service revenue recognition policy as disclosed in its annual report on Form 20-F.

While Example A is presented to aid your understanding, as noted above, the Company did not elect property settlement for any marketing service arrangements for the year ended December 31, 2015.

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 12, 2017

The Company intends to clarify its disclosures in its future 20-F filings, accordingly.

* * * * *

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 12, 2017

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this response letter, please do not hesitate to contact me at 86-10-6529-8308, Barry E. Taylor of this firm at (650) 849-3329, or Julia Reigel of this firm at (650) 320-4509.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Chief Executive Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Julia Reigel

Ernst & Young Hua Ming LLP

Lionel Li

Kay Deng